
n'ont plus d'excuses.

Air Liquide, une action plus accessible

La division par 2 du nominal, le 13 juin, est sans conséquence sur la valorisation de votre portefeuille ou son prix de revient, car votre nombre d'actions a été doublé automatiquement.

Pour contacter le Service actionnaires : **actionnaires@airliquide.com**
N° Vert 0 800 16 61 79


07026034

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 4 Press release between July 20 to August 3
- 1 Euronext Paris Notices to August 7
- 1 formulaire de déclaration d'actions et de droits de vote (French only)
- 1 letter to Shareholders.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris August 14, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

FILE NO. 82-5224

Letter to Shareholders



Conquering the East

Ladies and Gentlemen, dear Shareholders,

This year, at our Annual General Meeting, I especially wanted to emphasize our development in Eastern Europe. Air Liquide is far from being a newcomer in Central and Eastern Europe. Faithful to its long tradition of conquering new territories, the Group was already present there even before the expansion of the European Union. However, over the last five years, Air Liquide has accelerated the growth of its activities in this region with a sustained commitment and considerable resources. Our teams are now present in Poland, the Czech Republic, Slovakia, Hungary, Romania, Bulgaria and Russia.

All these countries have shown remarkable economic dynamism and offer a host of investment opportunities. Life-styles and mentalities are changing rapidly. New markets are emerging, especially in the food and healthcare sectors. For example, we have just launched a homecare business in the Warsaw area, in Poland.

We have a two-fold approach to these markets: firstly, we are looking for customers in Large Industries, whose infrastructures are still quite often antiquated. Our goal is to exercise our core business in this sector over the long run by developing new gas production units. Then, starting from these bases or by investing directly in liquid production units, we'll sell cylinder or liquid gases to our customers in many sectors and businesses such as mechanics, welding, glass manufacturing and food processing. This development model has already proved itself, notably in Poland and Russia.

Today, our expertise is increasingly recognized in Central and Eastern Europe. The key to our success? Our teams' capacity to innovate, while ensuring the quality and safety of the solutions proposed. So our strength lies in the dissemination of the Group's know-how and good practices especially between expatriates and local teams.

We have very strong ambitions in Central and Eastern Europe at this time: the objective is to grow two or three times faster than the market! To do so, our teams are supporting our international customers' local projects in these various countries and forming new relationships with local customers. A winning strategy for developing our activities in this region and diversifying them; a strategy that contributes to our growth.

Ladies and Gentlemen, dear Shareholders, I would like to thank you for your ongoing confidence and loyalty.

Benoît Potier
Chairman and CEO

In Eastern Europe

High-potential sectors

Steelmaking, food processing, healthcare, glass, naval construction, non-ferrous metal products (copper), electronics, construction, packaging...

Customers who trust Air Liquide

Aker Yards, Cumerio, Erdemir, Knauf, Guardian, Michelin, Mikron, Mittal, Pirelli, Saint-Gobain, Severstal, Stomana (subsidiary of the Greek group Sidenor)...

RUSSI
Capital:
143


AIR LIQUIDE

POLAND
Capital: Warsaw

38 million inhabitants



Poland

GDP growth rate: 5.8% (2006)*
Industrial gas consumption rate per inhabitant: 4 times lower than that of France**
Air Liquide present since 1995
€50 million in revenue
Total gas market: €330 million
190 employees


AIR LIQUIDE

Air Liquide plant in Katowice.

ROMANIA
Capital: Bucharest

22 million inhabitants



BULGARIA
Capital: Sofia

8 million inhabitants

Bulgaria

GDP growth rate: 6.2% (2006)*
Joined the European Union in 2007
Industrial gas consumption rate per inhabitant: 9 times lower than that of France**
Air Liquide present since 1999
€10 million in revenue
Total gas market: €30 million
97 employees



Cumerio copper production plant in Pirdop.

New in 20

Installation of a ne separation unit to produce oxygen.

* International Monetary Fund (IMF) ** Air Liquide estimate 2006

Russia

GDP growth rate: 6.7 % (2006)*
Industrial gas consumption rate per inhabitant:
3 times lower than that of France**
Air Liquide present since 1989
Total gas market: €1.5 billion
71 employees

Severstal: *the largest air separation unit in Russia*

In 2005, Air Liquide created a joint venture with the Russian steel giant, Severstal. Called Air Liquide Severstal (75% Air Liquide and 25% Severstal), its goal was to build and run the largest air separation unit (ASU) in Russia. This plant will supply 3,000 tonnes of oxygen a day to the Severstal steelmaker in Cherepovets. Representing a total investment of €100 million, this ASU should go on line in the fall of 2007. This partnership is an excellent illustration of Air Liquide's dynamism in Russia: our teams have convinced a major manufacturer to outsource its gas production. A first in this country!



Construction of the largest ASU in Russia in Cherepovets.

Romania



GDP growth rate: 7.7 % (2006)*
Joined the European Union in 2007
Industrial gas consumption rate per inhabitant:
11 times lower than that of France**
Air Liquide present since 1999
€45 million in revenue (gas and welding)
Total gas market: €90 million
400 employees

Aker Yards:
a major contract for the Group in Romania

The Norwegian shipbuilder Aker Yards, no. 1 in Europe and no. 4 worldwide in the sector, has two shipyards in Romania; in Braila and Tulcea.

Aker's priorities: worker safety and productivity. The analysis carried out by Air Liquide's European specialists as well as the solutions proposed, especially training personnel and revamping the gas supply method, won Aker Yards over.

Result: the Group supplies all the welding gases and related service for the two sites. It will also build and manage an acetylene unit.



Aker Yards shipyard in Tulcea.

New in 2006

Supplying nitrogen and hydrogen to the new Saint-Gobain flat glass plant in Calarasi

New countries, new challenges

▶ Interview with Alain Combier Director, Central and Eastern Europe



How can Air Liquide win market share in Central and Eastern Europe?

We hold the position of challenger in most of the Central and Eastern European countries. These demands increased commitment and creativity from our teams. Because, by drawing on the Group's know-how, they're the ones who will make the difference, quickly rolling out offerings that have already been proven in other more advanced markets. A good sign is that our local managers are very motivated and enthusiastic about belonging to our Group.

What are the challenges to be met and the qualities needed to succeed?

In new markets, our teams' dynamism and expertise is, of course, fundamental. But I'd also like to stress other aspects: first of all the need for a clear strategic vision that aims at establishing long-term positions adapted to selected markets and that set us apart from our competitors. Next, great flexibility is really important so that we can rapidly adapt to these countries' economic models and to how our local customers work. Lastly, the need for constant vigilance in risk management, from industrial safety to the analysis of potential customers' solvency.

What are the prospects for this Eastern conquest?

Conquering new territories is a tough but exciting job. Right from the beginning of Air Liquide's 100-year history a century ago, we successfully achieved this conquest in other parts of the world. We'll also achieve it in Central and Eastern Europe!


Interview with
Terry Humphrey
General Manager,
Air Liquide Poland

Fast-developing economies present special HR challenges. What is the situation in Poland?

There is huge demand in all sectors for creative, well-educated people. People tend to be technically skilled, diligent, ethical, and fairly adaptable. Speaking other languages, as so many do, also gives them options beyond Poland – so competition is both internal and external.

This directly affects us, because being in high growth mode, more than ever we need to attract and retain all kinds of skilled people to our business.

What is Air Liquide Poland's answer to this?

Apart from working hard on identifying talent and recruiting, we concentrate on creating a satisfying environment for our people. This means continually providing new challenges, backed with the training and support necessary to extend and progress. It demonstrates that we truly want them to evolve and develop. They respond by showing a vitality and dynamism which is one of the keys to providing the creative, credible and differentiated offers necessary to compete effectively here.

How does being part of an international group help?

From an HR perspective, it's a major bonus, as recruits see the possibility to evolve internationally. From the customer perspective, being a part of Air Liquide Group is a major comfort to foreign companies setting up here: they know that all the Group's experience stands behind this young, dynamic subsidiary. And relative youth has its advantages. For example, we can put best practices in place right from the beginning. At the same time, we know we are not alone – 100 years of know-how, and an expert international network is with us every step of the way.



Steel production at Mittal in Katowice in Poland.

Design and production: Air Liquide Communication Department - WordAppeal - Phenix Communication
Photo credits: Air Liquide photo library/Philippe Stroppa


AIR LIQUIDE

www.airliquide.com
shareholders@airliquide.com

Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79 (Toll-free number) From other countries: 33 1 57 05 02 26

4,274
shareholders present

42.45%
of voting rights represented

+14.6%
net dividend per share

Before the Meeting, shareholders could visit the many stands at the Air Liquide Village where the various applications of the Group's products were presented



Under the chairmanship of Benoît Potier, Chairman and CEO, the shareholders adopted all the resolutions proposed, including:

- a net dividend per share of €4 (+ 14.6%) as well as a bonus dividend of €0.40 for all registered shares held since December 2004, paid on May 15, 2007.
- the renewal of the terms of office of the Directors Gérard de La Martinière and Cornelis van Lede.
- the two-for-one stock split (doubling the number of shares in circulation) effective as of June 13, 2007.

Depuis le 13 juin,
ceux qui n'ont pas encore
d'actions Air Liquide
n'ont plus d'excuses.

× Un groupe en forte croissance
× 37 000 collaborateurs dans 72 pays
× Respectueux des femmes, des hommes et de la planète
× Innovant dans l'énergie, les hautes technologies et la santé
× Une valeur sûre et performante : +15,8% par an sur 30 ans
× ...et une action désormais plus accessible

Déjà actionnaire ?
Le 13 juin, le nominal de l'action Air Liquide est divisé par deux et votre nombre d'actions est donc doublé automatiquement, sans aucune formalité de votre part.

Le 13 juin 2007, Air Liquide divise par 2 le nominal de son action.

Profitez-en pour devenir actionnaire d'un leader mondial des gaz industriels et médicaux en pleine croissance.
Le cours du titre Air Liquide a progressé de plus de 85% au cours des 4 dernières années. Cette performance est le fruit de nos succès fondés sur le développement international, l'innovation et la confiance de nos clients. Pour faire partager au plus grand nombre nos perspectives de croissance, nous divisons par 2 le nominal de notre action. C'est l'occasion pour vous de rejoindre le cercle de nos 365 000 actionnaires.

Pour toute information,
un Conseiller Air Liquide est à votre écoute
N° Vert 0 800 16 61 79
www.airliquide.com


AIR LIQUIDE

Pour de plus amples informations, reportez-vous au Document de Référence déposé à l'AMF et disponible sur les sites Air Liquide et AMF

No action required
on your part

The value of your portfolio remains unchanged

Want to know more?
Any questions?

N° Vert 0 800 16 61 79
(Toll-free number)
From other countries: + 33 1 57 05 02 26

shareholders@airliquide.com

A member of Shareholder Services is available to help you

Talk about us to your friends and family!

To share our growth prospects with as many people as possible and see the number of our shareholders grow.

Making the share more easily accessible to new shareholders

On June 13, 2007

241,602,846 shares in circulation
Par value of €5.50
Share capital unchanged

Meeting Air Liquide

Like every year, Air Liquide organized regional discovery days introducing the Group and its activities at the **Air Liquide Village**. This year, in **Nice** and **Lyon**, many shareholders could visit Air Liquide sites and find out about the diversity of the Group's businesses through gas demonstrations, exhibitions and forums. These days were concluded by an **information and exchange meeting chaired by Benoît Potier**.



Presentation of the Group's core business applications in Nice and Lyon.

Share performance over the last year

1-year progression
(June 2006 / June 2007)

Air Liquide **+28.2%**
CAC 40 **+21.2%**

Price adjusted to take into account the stock split on June 13, 2007.



Air Liquide share price evolution over 1 year
compared with CAC 40 (base 100)
100
90
80
70
J
A
S
O
N
D
J
F
M
A
M
J
2006
2007

The Shareholders' Communication Committee

Like every year, one-third of the Committee members changed. We would like to warmly thank Mrs. Reuter, Mrs. Vigneron, Mr. Gaffiot and Mr. Neves for their active participation over the last three years in the Committee's work.

We would also like to take this opportunity to invite you to send us your applications if you wish to join the Shareholders' Communication Committee.

We especially encourage women applicants, still too rare, so that all our shareholders are represented.

Send your application to **Philippe de Saint-Ours,**
Director of Shareholder Services
and Secretary of the Committee
Air Liquide - Shareholder Services
75, quai d'Orsay - 75321 Paris Cedex 07
N° Vert 0 800 16 61 79
From other countries: + 33 1 57 05 02 26
shareholders@airliquide.com

CALENDAR

Information meetings

October **4** - in Dijon with
French Federation of Investment clubs (the FFCI)

October **8** - in Reims with
French Federation of Investment clubs (the FFCI)

November **14**
in Geneva with *Le Revenu*

Financial calendar

August **3**
First half 2007 consolidated revenues and results

October **25**
Third quarter 2007 revenues

Shareholders' Fair

November **16-17**
Trade fair for Shareholders - named Actionaria (at the Palais des Congrès de Paris)



AIR LIQUIDE

Design and production: Air Liquide Communication Department - Phénix Communication
Photo credits: Franck Benausse - Air Liquide photo library - Publicis Consultants, X.



NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070803_8597_EUR
DATE:	03/08/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 25712 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 07/08/2007.

Ancien nombre de titres en circulation:	241928876
Nombre de titres à admettre:	25712
Nouveau nombre de titres en circulation:	241954588
Origine:	Augmentation de capital à la suite de levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070803_8597_EUR
DATE:	03/08/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

25712 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

on the market Eurolist by Euronext as of 07/08/2007:

Old number of outstanding shares:	241928876
Number of shares to be listed:	25712
New number of outstanding shares:	241954588
Reason:	Capital increase by exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**...
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**...
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**..
  - Marché Réglementé (Eurolist) :

  ☒ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

  Nombre total d'actions composant le capital de la société déclarante : **241.969.602**..........................

  Nombre total de droits de vote de la société déclarante : ...... **241.969.602**...

  (comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

  - Origine de la variation : ...**Levée d'options** ....
  - Date à laquelle cette variation a été constatée : ...**31/07/2007**...

  Lors de la précédente déclaration en date du ...**06/07/2007**...........

  - le nombre total d'actions était égal à **241.735.266** (après division par 2 du nominal réalisée le 13/6/07)
  - le nombre total de droits de vote était égal à **241.735.266**(après division par 2 du nominal réalisée le 13/6/07)

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**

  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 8 août 2007
Signature :
Bernard GIROUX
Direction du Service actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF



Paris, August 3, 2007

Solid growth in first half 2007
Net profit up +15.9%

Contacts :

Corporate Communication
Dominique Maire
+ 33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

First half highlights

- **Leader in Asia**: strengthening our positions in Japan and South-East Asia.
- **New growth platform for Healthcare**: acquisitions in homecare in Europe and Asia.
- **Strengthening and increasing our technological competencies**: acquisition of Lurgi, new research and technology centre in the US.
- **Investment program of €10bn** for 2007 to 2011.

Upcoming dates 2007

Third quarter revenue:

Thursday October 25

Shareholder information meetings:

Dijon October 4

Reims October 8

Key figures for first half 2007:

		published	*comparable**
Group revenue	**€ 5,629m**	+2.7%	**+6.3%**
of which Gas and Services	€ 4,912m		+5.8%
Operating income recurring	**€ 856m**	**+6.1%**	
Net profit	**€ 556m**	**+15.9%**	

** on a comparable basis: excluding currency and natural gas impact*

Group revenue increased +6.3% on a comparable basis. The published variation (+2.7%) reflects the strong negative effect of exchange rates (-3.3%) and to a lesser extent, the lower natural gas prices (-0.3%).

Activity is strong in all World Business Lines and geographic zones, particularly in Asia, with a slight acceleration in the second quarter (€ 2,838m).

Operating income recurring grew by +6.1%. The operating margin of 15.2% improved by 50 basis points compared to first half 2006.

Net profit increased to € 556m, up +15.9% compared with the same period last year. It reflects the growth of business, improvement in operating margins, and the positive impact of the purchase of our joint ventures in Asia.

At the Board of Directors' meeting which approved the first half accounts, **Benoît Potier, Chairman and CEO of the Air Liquide group,** stated:

"In the first half, all businesses and all geographies experienced significant growth, with the second quarter particularly good in Asia and solid progression in Europe. Our margins are improving. We have also been active in acquisitions and development in Asia, in technology, in Healthcare and in new markets, thus consolidating our leadership.

For 2007, we maintain our goal to reach double-digit growth in net profit.

The boost in our investment program is already starting, and should, as planned, bear fruit from 2008 onwards. Our portfolio of business opportunities is currently at a high level, demonstrating the dynamism of our businesses. All these elements allow us to confirm our new ambitions for the period 2007-2011."

The presentation of the 1st half consolidated results will be broadcast live on www.airliquide.com at 9.00am (Paris time) in French and at 11.00am (Paris time) in English.



First Half 2007 Management Report

H1 2007 key figures

in millions of euros	H1 2006	H1 2007	07/06 as published	07/06 *ex.currency*
Total revenue	5,483	**5,629**	*+2.7%*	*+6.3%**
Operating income recurring	807	**856**	*+6.1%*	*+9.0%*
Margin	14.7%	**15.2%**	+50 bps	
Net profit (*Group share*)	480	**556**	*+15.9%*	*+18.7%*
Net profit per share ** (in euros)	2.00	**2.31**	*+15.5%*	
Funds from operations	941	**1,012**	*+7.6%*	
Net debt as at 30/6	3,872	**4,807**	*na*	

* comparable: excluding currency and natural gas impact
** adjusted for the 2 for 1 share split on 13th June; average number of shares outstanding used for the calculation of the profit per share is 240,587,699 for H1 2007 and 240,287,652 for H1 2006.

There is no significant scope effect in 1st half 2007.

1. Revenue

Revenue in millions of euros	H1 2007	H1 07/06 *as published*	H1 07/06 *comparable**
Gas and Services	**4,912**	*+1.9%*	*+5.8%*
Related activities	**717**	*+8.3%*	*+9.7%*
Total revenue	**5,629**	***+2.7%***	***+6.3%***

** excluding currency and natural gas impact*

First half 2007 Group revenue reached **5,629 million euros**, up **+2.7%.** Excluding a negative **-182 million euros of currency impact** (see Appendix 2) and natural gas impact, comparable growth was **+6.3%**. This performance was due to stronger comparable growth in the second quarter 2007 of **+7.3%** against +5.2% in Q1.

Revenue in millions of euros	H1 2007	H1 07/06	
		as published	*comparable**
Europe	**2,674**	*+4.0%*	*+4.6%*
Americas	**1,269**	*-3.3%*	*+3.8%*
Asia - Pacific	**881**	*+3.8%*	*+11.5%*
Middle East and Africa	**88**	*+0.3%*	*+13.2%*
Gas and Services	**4,912**	***+1.9%***	***+5.8%***
Industrial Merchant	**2,199**	*+1.0%*	*+4.7%*
Large Industries	**1,491**	*+1.3%*	*+5.7%*
Electronics	**450**	*+2.8%*	*+10.1%*
Healthcare	**772**	*+5.2%*	*+6.6%*

** excluding currency and natural gas impact*

All growth figures in the text below are on a comparable basis.

In the first half **Gas and Services** revenue grew by **+5.8%** on a comparable basis to **4,912 million euros**.
Growth in **Industrial Merchant** (+4.7%) was driven by strong liquid gas volumes in all geographies. **Large Industries** performance (+5.7%) was boosted by significant ramp-ups in Asia-Pacific, not helped by some customer stoppages and no major start-ups during the period. **Electronics** grew by +10.1%, due to healthy carrier gases and services demand. **Healthcare** trend (+6.6% in H1) accelerated in Q2, with continued solid growth in homecare and hygiene, and a small contribution from add-on acquisitions.

Europe

Revenue for the first half 2007 was **2,674 million euros**, a comparable increase of **+4.6%**.

Industrial Merchant achieved growth of **+4.0%** for the period, taking advantage of continued strong economic environment in Germany and in Spain, which boosted both liquid gas and cylinder volumes. Machines and metal fabrication, food processing, the photovoltaic market and shipyards were the main market drivers. In France and Italy, performance was in line with the low growth environment. In Eastern and Central Europe, growth remained high double digit.

Large Industries performance improved during the 1st half **(+3.9%)**, due to high utilization rates in Germany, and ramp-ups of medium-sized hydrogen units in southern France and Italy. Despite sustained high demand for steel, air gases showed limited growth due to significant short-term customer maintenance shutdowns.

Healthcare 1st half performance **(+6.7%)**, was boosted by an acceleration in Q2 relative to Q1, driven by continued double digit increase in homecare and hygiene in France and Germany, and one month consolidation of an acquisition in the UK. Southern Europe continued to grow but in a tough pricing environment.

Electronics growth **(+5.7%)** was fuelled by a ramp-up in carrier gases in Germany, and good speciality gases sales.

Americas

Revenue for the Americas was **1,269 million euros**, an increase of **+3.8%.**

Industrial Merchant progressed **(+4.4%)** at a higher pace in Q2 after a slight softening in Q1, with US demand improving progressively. This has led to a favorable pricing environment, while volume growth has remained limited by capacity constraints. Recently announced new capacities will come on line in 2008. Sales were stable in Canada, relative to a high level in 2006, due to a weaker energy and mining environment. South America achieved sustained double digit growth.

Large Industries recorded modest growth **(+2.6%).** Hydrogen sales for refineries progressed well, driven by the continued ramp-up of the new unit in Bayport, US. Air gases' volumes were softer, with no new start-up. Canada benefited from a strong Q1 but saw volumes down in hydrogen and oxygen in Q2. Cogeneration was weak throughout the period due to the deconsolidation of the Sabine unit and generally lower demand.

Electronics registered good growth in H1 **(+9.4%),** boosted by one major start-up in Q2 despite lower equipment & installation sales.

Asia-Pacific

Revenue in Asia-Pacific was at **881 million euros**, a rise of **+11.5%,** in line with recent trends. All geographies and all activities contributed to this performance.

Industrial Merchant was up **+6.3%.** Japan benefited from continued growth in automotive, shipyards and secondary electronics sectors, but faced tougher comparisons with Q2 2006, when price increases were introduced. Emerging Asia remained booming, in particular in China, where new capacities are coming on stream.

Electronics recorded a **+11.8%** rise. Carrier gases continued to bring a significant contribution with major ramp-ups in China and in Taiwan. In specialty gases, volumes were up in Japan but down in China, Taiwan and Korea. Silane demand remained strong throughout the region. Services developed well with the consolidation of TNA, our joint venture with Toshiba in analysis services. The business line was boosted by the acquisition of the minority interests in the joint ventures in the region, freeing up development activity as well as contributing to sales growth.

Large Industries continued to record substantial growth **(+24.4%),** mainly driven by ramp-ups in China, with no new start-up. New contract signing activity remained high in the period.

Middle East and Africa

Middle East and Africa revenue reached **88 million euros**, continuing to record double digit growth, driven mainly by dynamic Industrial Merchant activity in South Africa and Large Industries in Egypt.

1.2. Related activities

Revenue in millions of euros	**1st Half 2007**	**H1 07 / 06 comparable***
Welding	**305**	*+11.1%*
Engineering and Construction	**209**	*+16.9%*
Chemicals	**121**	*-0.4%*
Diving & others	**82**	*+4.2%*
Related Activities	**717**	***+9.7%***

* excluding currency and natural gas impact

The growth in **Welding** remained firm (+11.1%) driven by both strong demand in consumables and durables throughout Europe.

In **Engineering and Construction**, second quarter sales rose strongly, more than compensating Q1 delays. The operations continued to run at full capacity in all geographies. New capacities are under development and the acquisition of Lurgi finalized on 20th July will significantly enhance both our technology portfolio but also our Large Industries capabilities.

2. Operating Income Recurring

Operating income recurring amounted to **856 million euros**, up +6.1%. The **operating income recurring margin** was **15.2%**, compared to 14.7% in H1 2006. The 50 basis points improvement came mainly from OPAL efficiency achievements, increased prices in the US, and productivity gains in Asia due to the synergies generated by the integrated development in the region across all business lines.

Gas and Services

In Europe, operating income recurring at **502 million euros**, was up +0.9%, with the margin down 60 basis points to **18.8%,** due to a decrease in capital gains on asset sales. Excluding these items, the margin was stable. The margin has improved in France due to the OPAL restructuring. This has been offset by continued pricing pressure in Healthcare in Southern Europe and the mix effect of an increasing share of hydrogen production.

Operating income recurring for the **Americas** grew +3.9% to **200 million euros**. The operating margin increased 110 basis points to **15.8%,** primarily reflecting the price increases in Industrial Merchant in the US, and pricing and productivity in Latin America.

In **Asia-Pacific, operating income recurring** reached **140 million euros**, up +15.4%. The margin increased 160 basis points to **15.9%** mainly due to OPAL efficiencies and productivity due to the integrated business approach.

3. Net income

Other non recurring operating items in first half amounted to 25 million euros. This included capital gains on disposals (Air Liquide's share in the joint ventures in Malaysia and Hong Kong), and costs related to the continuing OPAL restructuring program.

Net financial costs and other financial income and expenses totalled 105 million euros, versus 99 million euros in first half 2006, reflecting the start of the financing of the acquisitions completed during the period.

The **effective tax rate** amounted to 27.2%, down compared to 2006, due to low capital gains tax rate on the Malaysian and Hong Kong divestitures.

Minority interests totalled 25 million euros, down 10 million euros compared to 2006, due mainly to the repurchase of the JAG minorities from March 2007.

Overall, the **Net profit (Group share)** reached **556 million euros** at end of June, up **+15.9%**.

Net profit per share totalled **2.31 euros**, up **+15.5%**. On June 13, the par value of Air Liquide stock was divided by two, which doubled the number of shares in circulation. The adjusted average number of shares outstanding used for the calculation of net profit per share was **240,587,699**.

4. Net debt variation

Funds from operations before changes in the working capital requirement rose by **+7.6%** in 1st half 2007 to 1,012 million euros.

The **change in the working capital requirement** was **+195 million euros** during the 1st half, in line with H1 2006 at +192 million euros, due to growth in sales, the seasonal ramp-up and the high level of activity in Engineering.

Capital expenditure totaled **575 million euros** during the period.

Acquisitions net of disposals reached **961 million euros,** principally the net payments for the JAG and South East Asia joint venture minority stakes.

Other elements include the **497 million euros of dividend payments**, up +15% over the previous period, and **187 million euros of share purchases**, representing 2.1 million shares (at an average price of 89.83 euros), and reflecting the beginning of the accelerated share buyback program announced in July.

As of June 30, 2007, **net debt** amounted to **4,807 million euros**, with **a net debt to equity ratio** of **75.6%**, up from 52.5% at December 31, 2006.

5. Strategic steps taken in H1 2007

During the 1st half of the year, Air Liquide has taken **an important number of strategic steps** towards reaching its **new mid-term growth objectives**.

- The acquisition of **Lurgi**, finalized on 20 July, enhances our **technology** portfolio mainly in hydrogen, gasification and bio-fuels and our Large Industries' development capabilities, with 1,300 more engineers.
- A new **Research & Technology Centre** was opened in the US.
- With the acquisition of the minority shareholdings in our **Asian joint ventures**, we are taking control of our activities in Japan and in South East Asia (Singapore, Thailand, Vietnam, Brunei), freeing up our development capacity in the region.
- The first half of the year has also been active with a number of **large contracts signed in Asia**. In **Large Industries**, we have announced two key projects in China (for Shagang, leading Chinese steel manufacturer and for Sinopec), and a major new contract with Shell in Singapore. In **Electronics**, several contracts were awarded to Air Liquide, including the first electronics fab ever to be built in India for HSMC.
- **Industrial Merchant liquid capacity expansions** were launched in H1 2007, both in mature economies such as the US, or in emerging countries such as Russia, China and Vietnam.
- **In Healthcare,**
    - The **consolidation** process continues in Europe. The **acquisition** of the Linde healthcare activities in the UK in May, provides a first foothold in the country. Five small acquisitions in **homecare in Germany** have been completed in July, boosting market share.
    - We have also started to deploy expertise in **new geographies** with the acquisition of **Celki**, established in Hong Kong and in the south of China, supplying respiratory products and services to the Chinese market. This company will serve as a base for expansion, in the new homecare market in **China**.
    - The launch of the new **LENOXe** drug in June, after being granted market approval in **12 European countries** in March, is the first **therapeutic gas** to be approved by European procedure and demonstrates our focus on high growth segments.

In the second half **revenue** is expected to continue to grow in line with the Q2 trend. The 2nd half Gas and Services OIR margin will continue to benefit from the **OPAL achievements** and **productivity improvements in the emerging markets**. This will be diluted at the Group level by the **consolidation of the Lurgi activities** which generate lower margins than the average of the Group. Other non-recurring operating expenses will continue to be impacted by restructuring costs, without any exceptional gains, and financing costs will increase. On this basis, our **guidance of "double digit growth in net profit" for the full year is maintained.**

We expect **capex (including small acquisitions) to increase significantly in 2007** from one billion euros in 2006. This is a first step in a progressive rise in capex, expected to reach **10 billion euros over the next five years**, which should fuel our **new growth ambitions**.

The **portfolio of business opportunities**, which will generate future capex, remains **strong**.

Strategic steps already taken in 2006 and 2007 confirm our **confidence in our capacity to deliver our new ambitions** announced in February 2007. The Group is positioned for progressive acceleration of growth from 2008.

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

Revenue in millions of euros	**Q1 2007**	**Q1 07/06**		**Q2 2007**	**Q2 07/06**	
		as published	***comparable****		***as published***	***comparable****
Europe	1,351	*+3.5%*	*+4.1%*	**1,323**	*+4.4%*	*+5.2%*
Americas	628	*-7.7%*	*+3.2%*	**641**	*+1.4%*	*+4.5%*
Asia - Pacific	431	*+3.6%*	*+11.9%*	**450**	*+4.1%*	*+11.1%*
Middle East and Africa	42	*-2.9%*	*+11.9%*	**46**	*+3.5%*	*+14.4%*
Gas and Services	**2,452**	***+0.3%***	***+5.3%***	**2,460**	***+3.5%***	***+6.3%***
Industrial Merchant	1,091	*+0.0%*	*+4.3%*	**1,108**	*+2.0%*	*+5.1%*
Large Industries	763	*-1.5%*	*+5.5%*	**728**	*+4.3%*	*+5.9%*
Electronics	214	*+1.5%*	*+8.8%*	**236**	*+4.1%*	*+11.4%*
Healthcare	384	*+4.3%*	*+5.9%*	**388**	*+6.1%*	*+7.2%*

** excluding currency and natural gas impact*

APPENDIX (2)

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and excluding significant scope effect when applicable.

Since industrial and medical gases are rarely exported, the impact of currency fluctuations on revenue and results are limited to the translation effects of the accounting consolidation in euros of the financial statements of our subsidiaries outside the Euro-zone. Fluctuations in natural gas prices are generally passed to our customers through indexed pricing clauses.

Consolidated first half 2007 revenue includes the following elements:

in million of euros	**Revenue**	**Change** *(as published)*	**Currency**	**Natural gas**	**Scope**	**H1 07/06 comparable***
Group	**5,628.6**	*+ 2.7%*	- 182.1	-14.6	-	*+ 6.3%*
Gas and Services	**4,912.1**	*+1.9%*	-172.8	-14.6	-	*+ 5.8%*

** on a comparable basis: excluding currency and natural gas impact*

- The **currency effect** represents -182.1 million euros, an impact of -3.3% on Group revenue, mainly due to the appreciation of the euro, against the yen and the US and Canadian dollars.
- **Natural gas prices** were globally stable in 1st half 2007 relative to 1st half 2006. In total, the change in natural gas prices represents an impact of -14.6 million euros, or -0.3% on Group revenue.
- There is no significant scope effect in 1st half 2007.

APPENDIX (3)

1st Half-year 2007 Accounts

1. Consolidated Income Statement

in millions of euros	2006	1st half 2006	1st half 2007	Variation H1 07/ H1 06
Revenue [1]	**10,948.7**	**5,482.8**	**5,628.6**	*2.7%*
Purchase	(4,240.6)	(2,112.8)	**(2,181.6)**	
Personnel expenses	(1,939.5)	(977.0)	**(1,008.9)**	
Other income & expenses	(2,201.2)	(1,121.7)	**(1,118.2)**	
Operating Income Recurring before depreciation and amortization	**2,567.4**	**1,271.3**	**1,319.9**	*3.8%*
Depreciation and amortization expense	(908.2)	(464.2)	**(463.5)**	
Operating Income Recurring [1]	**1,659.2**	**807.1**	**856.4**	*6.1 %*
Other non-recurring operating expenses	2.6	4.5	**24.7**	
Operating Income	**1,661.8**	**811.6**	**881.1**	*8.6 %*
Net finance costs	(155.4)	(78.0)	**(82.1)**	
Other net financial expenses	(42.2)	(21.3)	**(22.4)**	
Income taxes	(419.8)	(211.7)	**(211.0)**	
Share of profit of associates	27.7	14.3	**15.8**	
Profit for the period	**1,072.1**	**514.9**	**581.4**	*12.9 %*
- Minority interests	**69.8**	**34.6**	**24.9**	
- Net Profit (Group share)	**1,002.3**	**480.3**	**556.5**	*15.9 %*
Basic earnings per share (in euros) [2]	**4.17**	**2.00**	**2.31**	*15.5%*
Diluted earnings per share (in euros) [3]	**4.14**	**1.98**	**2.29**	*15.7%*

FILE NO. 82-5224

(1) : for geographic information see section 4.
(2) : calculated on the adjusted average weighted number of shares outstanding during the period (excluding treasury shares)
(3) : calculated on the adjusted average weighted number of shares, assuming the exercise in full of all share subscription options granted to employees.

2. Consolidated Balance-Sheet (summarized)

in millions of euros	Dec. 31, 2006	June 30, 2007
ASSETS		
Goodwill	2,614.7	**3,252.3**
Fixed assets	8,358.9	**8,688.8**
Other non-current assets	814.2	**804.9**
Total non-current assets	**11,787.8**	**12,746.0**
Inventories	694.3	**759.8**
Trade receivables and other current assets	2,883.2	**3,165.0**
Cash and cash equivalents including fair value of derivatives	930.0	**506.4**
Total current assets	**4,507.5**	**4,431.2**
Total assets	**16,295.3**	**17,177.2**
EQUITY AND LIABILITIES		
Shareholders' equity	6,285.8	**6,208.3**
Minority interests	281.0	**146.6**
Total equity	**6,566.8**	**6,354.9**
Provisions, employee benefit commitments & deferred tax liabilities	2,635.6	**2,652.2**
Non-current borrowings	3,674.9	**4,787.6**
Other non-current liabilities	160.0	**159.7**
Total non-current liabilities	**6,470.5**	**7,599.5**
Provisions and employee benefit commitments	122.9	**163.8**
Trade payables and other current liabilities	2,438.8	**2,542.6**
Current borrowings including fair value of derivatives	696.3	**516.4**
Total current liabilities	**3,258.0**	**3,222.8**
Total equity and liabilities	**16,295.3**	**17,177.2**
NET INDEBTEDNESS AT THE END OF THE PERIOD	**(3,446.6)**	**(4,807.3)**

5. Consolidated Cash-Flow Statement

in millions of euros	2006	1st half 2006	1st half 2007
Net Profit (Group share)	1,002.3	480.3	**556.5**
Minority interests	69.8	34.6	**24.9**
Adjustments for :			
Depreciation	908.2	464.2	**463.5**
Changes in deferred taxes	44.3	18.8	**17.1**
Increase (decrease) in provisions	(94.0)	(35.1)	**13.3**
Share of profit of associates (less dividends received)	(2.7)	0.8	**(5.8)**
Profit / loss on disposal of assets	(38.6)	(23.1)	**(57.8)**
Cash-flow from operating activities before changes in working capital	**1,889.3**	**940.5**	**1,011.7**
Changes in working capital	(108.8)	(192.3)	**(195.0)**
Other	(13.8)	(1.0)	**(27.9)**
Net cash from operating activities	**1,766.7**	**747.2**	**788.8**
Purchases of property. plant & equipment and intangible assets	(1,128.2)	(491.6)	**(575.2)**
Acquisition of subsidiaries and financial assets	(72.3)	(33.0)	**(1,103.0)**
Proceeds from sale of property, plant & equipment, intangible and financial assets	104.8	54.4	**142.4**
Net cash used in investing activities	**(1,095.7)**	**(470.2)**	**(1,535.8)**
Dividends paid -L'Air Liquide S.A. -Minority interests	 (432.0) (47.1)	 (432.0) (25.2)	 **(496.9)** **(19.3)**
Proceeds from issue of share capital	108.1	21.4	**45.9**
Purchase of treasury shares	(131.1)	(38.2)	**(187.2)**
Increase (decrease) of borrowings	64.2	113.3	**892.9**
Net cash used in financing activities	**(437.9)**	**(360.7)**	**235.4**
Effect of exchange rate changes and change in scope of consolidation	28.5	2.9	**28.7**
Net increase (decrease) in cash and cash equivalents	**261.6**	**(80.8)**	**(482.9)**
Cash and cash equivalents at the beginning of the period	**559.4**	**559.4**	**821.0**
Cash and cash equivalents at the end of the period	**821.0**	**478.6**	**338.1**

Net indebtedness calculation

in millions of euros	2006	1st half 2006	1st half 2007
Non-current borrowings (long-term debt)	(3,674.9)	(3,876.6)	**(4,787.6)**
Current borrowings (short-term debt)	(668.6)	(518.8)	**(455.0)**
Total gross indebtedness	**(4,343.5)**	**(4,395.4)**	**(5,242.6)**
Total cash and cash equivalents	**897.5**	**522.6**	**468.9**
Derivative instruments (fair value hedge)	(0.6)	0.5	**(33.6)**
Total net indebtedness at the end of the period	**(3,446.6)**	**(3,872.3)**	**(4,807.3)**

Statement of changes in net indebtedness

in millions of euros	2006	1st half 2006	1st 2007
Net indebtedness at the beginning of the period	**(3,739.8)**	**(3,739.8)**	**(3,446.6)**
Net cash from operating activities	1,766.7	747.2	**788.8**
Net cash used in investing activities	(1,095.7)	(470.2)	**(1,535.8)**
Net cash used in financing activities excluding increase (decrease) of borrowings	(502.1)	(474.0)	**(657.5)**
Effect of exchange rate changes and change in scope of consolidation	124.3	64.5	**43.8**
Change in net indebtedness	**293.2**	**(132.5)**	**(1,360.7)**
Net indebtedness at the end of the period	**(3,446.6)**	**(3,872.3)**	**(4,807.3)**

4. Revenue and Operating Income Recurring in geographic zones

1st half 2007

in millions of euros	Europe	Americas	Asia Pacific	Middle-East/ Africa	Un allocated	Total
Revenue						
Gas & Services	2,674.2	1,268.7	881.4	87.8		**4,912.1**
AL Welding Group	305.1					**305.1**
Other activities	158.6	41.2	3.1			**202.9**
Sub-total without Engineering / Constr.	**3,137.9**	**1,309.9**	**884.5**	**87.8**		**5,420.1**
Engineering / Construction	136.1	33.3	39.1			**208.5**
Total Revenue	**3,274.0**	**1,343.2**	**923.6**	**87.8**		**5,628.6**
Operating Income Recurring						
Gas & Services	502.2	199.9	140.1	22.4		**864.6**
Other	63.0	4.7	6.8			**74.5**
R&D centers / Corporate					(82.7)	**(82.7)**
Total Operating Income Recurring	**565.2**	**204.6**	**146.9**	**22.4**	**(82.7)**	**856.4**

1st half 2006

in millions of euros	Europe	Americas	Asia Pacific	Middle-East/ Africa	Un allocated	Total
Revenue						
Gas & Services	2,572.2	1,312.4	848.9	87.5		**4,821.0**
AL Welding Group	274.5					**274.5**
Other activities	162.9	37.5	3.4			**203.8**
Sub-total without Engineering / Constr.	**3,009.6**	**1,349.9**	**852.3**	**87.5**		**5,299.3**
Engineering / Construction	94.1	20.8	61.2	7.4		**183.5**
Total Revenue	**3,103.7**	**1,370.7**	**913.5**	**94.9**		**5,482.8**
Operating Income Recurring						
Gas & Services	497.9	192.3	121.4	22.6		834.2
Other	53.9	3.7	7.6			**65.2**
R&D centers / Corporate					(92.3)	**(92.3)**
Total Operating Income Recurring	**551.8**	**196.0**	**129.0**	**22.6**	**(92.3)**	**807.1**

Nota :

- *Sales are based upon the location of operations*
- *AL Welding Group produces and distributes welding and cutting consumables and equipments; other activities mainly include chemicals and diving.*





Paris, July 31, 2007

South-Eastern Europe: expanding activities in Serbia and the region

Contacts:

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Industrial Merchant activities of Air Liquide

From artisans to small businesses, these customers use **gases in small and medium quantities**, in 5 key sectors:

- food and pharmaceuticals,
- automobile and manufacturing,
- craftsmen and distributors,
- materials and energy,
- technology and research.

2006 revenues amounted to **€ 4.364 billion.**

Air Liquide in Central and Eastern Europe

Air Liquide is present in 8 countries: Poland, Czech Republic, Slovakia, Hungary, Russia, Romania, Bulgaria, and now Serbia.

Over the past three years, **Serbia has been one of Europe's fastest growing economies** with an average annual GDP growth of 7.3%. It is the most industrialized country in ex-Yugoslavia. Its major growth drivers are telecommunications, construction and transport, with a recent upswing of industrial production. Its **strategic position** allows good access to transportation corridors between Western and South-Eastern Europe and Turkey.

Air Liquide has just founded its **Serbian subsidiary** located in Belgrade. As a first success, **Air Liquide Belgrade signed a new contract with Monbat in Serbia.** Monbat is a Bulgarian company, which manufactures accumulator batteries for various applications. It has been a customer of Air Liquide Bulgaria since January 2005, and is now developing its activities in **Indjija**, 40 km from Belgrade. Air Liquide will supply significant volumes of liquid oxygen and will provide related services. Gas deliveries will be made from Air Liquide sources in the region.

With these developments, **Air Liquide is increasing its presence and operations in South-Eastern Europe.** Since the end of last year, Air Liquide has operated an Air Separation Unit **in Romania** and is supplying cylinder and liquid gases to a major shipyard in South-Eastern Romania. **It will soon commission its own acetylene production and filling center in the region.**

By end 2007, **Air Liquide Bulgaria will also start-up a new Air Separation Unit with liquid production** close to Sofia, which will support the development of local Industrial Merchant activities. It complements Large Industries' contracts with key customers already in place for some years.

The accession of **Romania and Bulgaria** to the European Union has facilitated the logistic supply chain in the region and provides synergies with the well-established operations of **Air Liquide Hellas in Greece**.

Klaus Schmieder, Senior Executive Vice-President of the Air Liquide Group, stated: ***"We are pleased to expand our activities in the very promising area of South-Eastern Europe where we are facing increasing demand in the industrial gases market. This new development reinforces our ability to serve existing and new customers reliably and also reflects the Group's growth strategy to develop our presence in emerging economies."***



Botosani
Suceava
Iasi
Baia Mare
Bacau
Cluj-Napoca
Focsani
Romania
Arad
Sibiu
Brasov
Buzau
Ploiesti
Pitesti
Bucuresti
Craiova
Bulgaria
Serbia
Kumanovo
Skopje
Greece

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels…*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Homecare: expansion in Germany and first acquisition in China

Contacts:

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

The Healthcare business of Air Liquide

With **7,000 employees** in **35 countries and sales of €1.7 billion** in 2006, the **Healthcare** World Business Line of Air Liquide is a world leader in **medical gases, homecare and medical hygiene.** Customers include 5,000 hospitals and 300,000 patients throughout the world.

Homecare

In **Europe, over a million patients** are cared for with **respiratory homecare**, in particular for **COPD** (chronic obstructive pulmonary disease) and **sleep apnea**. The Group has also expanded its services for other chronic diseases, for example **diabetes** in France. These treatments are being developed in addition to hospital care and allow patients to have a better **quality of life** and the community to enjoy a **reduction in costs**.

Homecare for **chronic respiratory diseases** is experiencing strong global growth. After the acquisition of Linde UK last May, which enabled the Group to enter the UK hospital and homecare markets, Air Liquide has recently made **strategic acquisitions** in the homecare sector, thereby continuing its **growth strategy by consolidating its positions in home markets** and expanding **into new areas**.

In Germany, the leading potential European market for growth in the Group's Healthcare Business Line, Air Liquide becomes **number one in the homecare market** with the acquisition of **five regional companies,** mainly located in Bavaria and in the Berlin area,. These serve over 15,000 new patients suffering from chronic respiratory illnesses or sleep apnea. In 18 months, the Group has made **nine such acquisitions in Germany**.

In China, Air Liquide recently made its **first acquisition in homecare**, by taking over **Celki International**, a company established in Hong Kong and in the south of China. With 130 employees, Celki supplies respiratory products and services to the Chinese market. This company will serve as a base for expansion, to identify and seize opportunities in the new homecare market in China.

Commenting on these acquisitions, **Jean-Marc de Royere**, Senior Vice-President in charge of the Healthcare World Business Line and member of the Executive Committee of the Group, declared: ***"These acquisitions illustrate the strategy for homecare decided in 2005, by strengthening our European bases and preparing for establishment in emerging markets. Our experience of integrating acquired companies in our network has been very positive to date and we fully expect this progress to continue.".***

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, 20 July 2007

Air Liquide finalises Lurgi acquisition

Air Liquide has finalised on 20 July 2007, **its acquisition of the engineering firm Lurgi** for an **enterprise value of €200 million**, after obtaining approval from the relevant competition authorities and as described in the press release dated 17 April 2007.

The integration of Lurgi into the Air Liquide group will **broaden the technology portfolio** of Air Liquide's Engineering Division, particularly in **hydrogen and synthetic gas production processes**, in **biofuels** (bio-ethanol and bio-diesel) and methanol. This will also give Air Liquide a foothold in the **Coal to Liquid** (CTL) and **Coal to Chemicals** (CTC) markets.

The acquisition will double the size of the Engineering Division, now with **2,800 employees**, and expand its geographic reach, which – when coupled with the enlarged technology portfolio – will **further propel the growth, especially of Air Liquide's Large Industries World Business Line.** It will also **increase the visibility and competitiveness of the Group in processes relating to clean energy production and the treatment of fossil fuels.**

Contacts

Corporate Communications
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Lurgi

has **1,300 employees** and generated **revenues of €850 million** in 2006. Its main engineering centres are located in Germany, Poland, the US, India, and South Africa.

Air Liquide's Engineering Division

designs, develops, and builds gas production units to supply both Air Liquide customers and internal needs. The division has nearly **1,500 employees in five engineering and construction centres** worldwide, serving Air Liquide's major markets (France, the US, Japan, China, and India).

The Engineering Division, alongside R&D and Advanced Technologies, is one of the company's **key growth drivers**.

*With nearly **37,000 employees in 72 countries**, Air Liquide is a **global leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*